United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    Form 11-K



   [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934


                   For the fiscal year ended December 31, 1996


                                       OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                          Commission file number 1-7784


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                       CENTURY TELEPHONE ENTERPRISES, INC.
                             100 CENTURY PARK DRIVE
                                MONROE, LA 71203

                          Independent Auditors' Report

The Board of Directors
Century Telephone Enterprises, Inc.:

We have audited the accompanying statements of assets available for benefits with fund information of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1996 and 1995, and the related statement of changes in assets available for benefits with fund information for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust as of December 31, 1996 and 1995, and the changes in assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

/s/  KPMG PEAT MARWICK LLP

Shreveport, Louisiana
June 12, 1997

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST
        Statements of Assets Available for Benefits With Fund Information


                                                                    Century      Money      Bond
                                            Combined   S & P 500    Common       Market     Index      Loan      Sweep
December 31, 1996                            Funds    Stock Fund  Stock Fund     Fund        Fund      Fund     Account
----------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value           $  3,468,978   1,668,009     988,510    379,407    255,190    177,862        -
   Cash                                       14,834           -       9,682          -          -          -    5,152
   Contributions receivable - employer        32,278      15,807       9,951      3,874      2,646          -        -
----------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS                           $  3,516,090   1,683,816   1,008,143    383,281    257,836    177,862    5,152
======================================================================================================================

December 31, 1995
----------------------------------------------------------------------------------------------------------------------

PLAN ASSETS
   Investments, at fair value           $  2,674,012   1,134,749     878,498    331,826    219,312    109,627        -
   Cash                                       18,215           -      13,883          -          -          -    4,332
   Contributions receivable - employer        32,347      13,628      11,766      4,231      2,722          -        -
----------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE
 FOR BENEFITS                           $  2,724,574   1,148,377     904,147    336,057    222,034    109,627    4,332
======================================================================================================================

See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
         RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES AND TRUST Statement of Changes in Assets Available for Benefits With Fund Information
                      For the Year Ended December 31, 1996

                                                         S & P 500   Century         Money          Bond
                                           Combined        Stock      Common         Market         Index        Loan        Sweep
                                            Funds          Fund     Stock Fund        Fund          Fund         Fund      Account
----------------------------------------------------------------------------------------------------------------------------------

Additions to assets:
Investment income (loss)
  Net appreciation (depreciation) in
   fair value of investments            $   188,325       233,629      (34,921)            -       (10,383)           -          -
  Other income                               85,869        53,308            -        17,031        15,530            -          -
  Interest income                            15,886             -          561             -             -       15,083        242
  Dividends - Common Stock of
    Century Telephone Enterprises, Inc.      10,934             -       10,934             -             -            -          -
----------------------------------------------------------------------------------------------------------------------------------
       Net investment income (loss)         301,014       286,937      (23,426)       17,031         5,147       15,083        242
----------------------------------------------------------------------------------------------------------------------------------

Contributions
  Participants                              383,427       176,102      134,334        43,463        29,528            -          -
  Company                                   195,825        89,150       66,680        23,982        16,013            -          -
----------------------------------------------------------------------------------------------------------------------------------
       Total contributions                  579,252       265,252      201,014        67,445        45,541            -          -
----------------------------------------------------------------------------------------------------------------------------------
       Total additions                      880,266       552,189      177,588        84,476        50,688       15,083        242
----------------------------------------------------------------------------------------------------------------------------------

Deductions from assets:
  Participant withdrawals                    89,756         7,053       13,519        40,935        15,473       12,333        443
  Other, net                                 (1,006)         (698)        (802)           86            62            -        346
----------------------------------------------------------------------------------------------------------------------------------
       Total deductions                      88,750         6,355       12,717        41,021        15,535       12,333        789
----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) prior to
 interfund transfers                        791,516       545,834      164,871        43,455        35,153        2,750       (547)

Interfund transfers                               -       (10,395)     (60,875)        3,769           649       65,485      1,367
----------------------------------------------------------------------------------------------------------------------------------

Net increase                                791,516       535,439      103,996        47,224        35,802       68,235        820

Assets available for benefits:

  Beginning of year                       2,724,574     1,148,377      904,147       336,057       222,034      109,627      4,332
----------------------------------------------------------------------------------------------------------------------------------

  End of year                           $ 3,516,090     1,683,816    1,008,143       383,281       257,836      177,862      5,152
==================================================================================================================================


See accompanying notes to financial statements.

                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST
                          Notes to Financial Statements
                                December 31, 1996


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PROVISIONS OF THE PLAN

    Basis of Presentation

    The Century Telephone Enterprises, Inc. Retirement Savings Plan for Bargaining Unit Employees and Trust (the Plan) was established on April 1, 1992. The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present the assets available for benefits and changes in assets available for benefits. The Plan has made estimates in preparing the accompanying financial statements in accordance with generally accepted accounting principles. Actual results could differ from those estimates.

    The assets of the Plan are invested by the Trustee in various investment programs (funds) which are described in Note 2.

    The following description of the Plan provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

    Participation

    Participation in the Plan is available to each employee whose compensation and conditions of employment are covered by a collective bargaining agreement of Century Telephone Enterprises, Inc. and its participating subsidiaries (the Company).

    In order to participate in the Plan, an employee must execute a Salary Deferral Agreement with the Company. In the Salary Deferral Agreement, an employee agrees to a deferral of between one percent and ten percent of his base pay on a pre-tax basis, or between one percent and sixteen percent of his base pay on an after-tax basis. An employee may elect a deferral of his base pay using a combination of pre-tax and after-tax elections provided the total deferral does not exceed sixteen percent and the before-tax deferral does not exceed ten percent. The amount of compensation deferred by each participant is credited to a pre-tax account and/or an after-tax account (Participant Contribution Accounts) maintained for each participant by the Trustee.

    As of the end of each payroll period, the Company contributes to an account (Employer Contribution Account) for each participant a contribution equal to 50% of each such participant's contribution during such payroll period, however, this matching contribution applies only to the first 6% of such participant's base compensation contributed to the Plan by the employee.

    The Company may make additional match contributions to participants' accounts (Additional Match Account) in an amount determined by the Company.

    During 1996 the Company contributed $195,825 to the Plan, of which $163,547 related to contributions made to the Employer Contribution Accounts and $32,278 related to contributions made to the Additional Match Accounts.

    An employee is permitted to transfer to the Plan as a contribution his interest in another plan qualified under Section 401(k) of the Internal Revenue Code, as amended (the Code). Such contribution must qualify as a "rollover" amount described in Section 402(a)(5) of the Code, or a "rollover" contribution described in Section 408(d)(3) of the Code. Such a rollover will be credited to a rollover account on behalf of the participant (the Participant Rollover Account).

    The interest of a participant in his Participant Contribution Account and his Participant Rollover Account is fully vested and non-forfeitable at all times.

    The interest of a participant in his Employer Contribution Account, Profit Sharing Contribution Account and Additional Match Account becomes fully vested after five years of service. A participant with less than five years of service has no vested interest in these accounts.

    Reports to Participants

    Participants are furnished with quarterly statements which set forth the status of their accounts in the Plan.

    Forfeitures

    A participant's non-vested account balances shall be forfeited as of the date upon which the participant's employment has terminated with the Company. Forfeiture amounts shall be utilized to reduce Company contributions or may be added to additional match contributions as directed by the administrator.

    Distributions

    If the employment of a participant with the employer ceases because of death, retirement, disability, termination of employment or for any other reason, the participant's vested interest in the Plan will be distributed to him or to his beneficiary in a lump sum. If the participant dies without designating a beneficiary, his interest in the Plan will be paid to his spouse, if any.

    Withdrawals

    A participant who is an employee may make two withdrawals within any twelve month period from his after-tax investment account and may withdraw the entire balance.

    A participant who is an employee and over age 59 1/2 may make one withdrawal from his vested investment accounts prior to normal distribution requirements being met. Any additional withdrawals may be made from a Participant Contribution Account or a Rollover Account only as a result of financial hardship related to unreimbursable educational expenses, medical expenses which are not reimbursable by insurance, the need to pay for the funeral expenses of a family member or the prevention of eviction or foreclosure from the Participant's principal residence, or for the purchase of the employee's principal residence. The determination of the existence of a financial hardship and the amount required to be distributed to meet the need created by the hardship shall be made uniformly and without discrimination at the sole discretion of the Plan Administrator.

    Loans to Participants

    The Plan has a provision whereby a participant can borrow from his Participant Contribution Account or Participant Rollover Account. The maximum loan is 50% of the vested account balance, up to $50,000. The loans are repaid through payroll deductions and the interest rate is the prime rate published in the Wall Street Journal plus 3%. The loan repayment period may not exceed five years except for loans for the purchase of the Participant's principal residence which may be for any period not to exceed ten years.

    Trustee

    The Trustee of the Plan is Barclays Global Investors (BGI) (formerly BZW Barclays Global Investors, N.A.). The Board of Directors of the Company may remove the Trustee and appoint a successor trustee. The Company and the Trustee have entered into a Trust Agreement which provides for the establishment of a Trust for the purpose of holding and investing the contributions to the Trust pursuant to the provisions of the Plan.

    Administration

    The Company has appointed a committee to administer the Plan. The individuals who administer the Plan serve at the discretion of the Board of Directors of the Company and may be removed by the Board of Directors at any time. The cost of plan administration is paid by the Company.

    Market Value Determination

    Investments in Century Telephone Enterprises, Inc. Common Stock (Century Common Stock) are valued at the closing market quote on December 31, 1996 and 1995, respectively. Other investments in the funds, which consist of units of mutual funds, are valued by the Trustee based on the market value at year-end of the underlying assets of each fund. Loans to participants are valued at principal amount outstanding, which approximates market value.

    Plan Termination

    Although it has not expressed any intention to do so, the Company has the right under the Plan to change, suspend or terminate the Plan at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. The Company, however, is required to maintain the Plan under the terms of the labor agreement.

(2) DESCRIPTION OF THE FUNDS

    The following is a description of each of the funds available to Plan participants:

    (a) S & P 500 Stock Fund - consists primarily of investments in the same stocks and in substantially the same percentages as the S & P 500 Index (47.4% and 41.6% of assets at December 31, 1996 and 1995, respectively).

    (b) Century Common Stock Fund - consists primarily of shares of Century Common Stock (28.1% and 32.2% of assets at December 31, 1996 and 1995, respectively).

    (c) Money Market Fund - consists primarily of short-term investments in various money market instruments (10.8% and 12.2% of assets at December 31, 1996 and 1995, respectively).

    (d) Bond Index Fund - consists primarily of investments in government and corporate bonds (7.3% and 8.0% of assets at December 31, 1996 and 1995, respectively).

    (e) Loan Fund - represents loans to participants from the participants' investment accounts (5.1% and 4.0% of assets at December 31, 1996 and 1995, respectively).

    A participant may instruct that all contributions to his accounts be allocated among the various funds. A participant may change his investment allocation instructions at any time, however, the participant can only change his contribution percentage on a quarterly basis.

(3) INCOME TAXES

    The Plan and related trust meet the necessary requirements of Internal Revenue Code Section 401(a) and, accordingly, the trust underlying the Plan is exempt from income taxation pursuant to Internal Revenue Code Section 501(a). A favorable determination letter was received in October 1995 related to the Plan.

(4) RELATED PARTY TRANSACTIONS

    Certain Plan investments are shares of mutual funds managed by BGI. BGI is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Company to BGI for trustee, investment management, record keeping and other services amounted to $13,114 for the year ended December 31, 1996.

(5) CONCENTRATION OF INVESTMENTS

    As of December 31, 1996, 28.1% of the assets available for benefits were invested in Century Common Stock. Substantially all of the remaining assets available for benefits were invested in mutual funds managed by BGI.

                                                                      Schedule I

                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST


           Item 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1996


                                                                                                  Current
  Identity of issuer, borrower,              Description                       Current           Value Per
     lessor or similar party                of Investment         Cost          Value           Unit/Share
----------------------------------------------------------------------------------------------------------

Investment in Century Common Stock           71,299  units/                                          13.86
                                             32,017  shares   $   891,319      988,510   (Note 2)   30.875
Loan Fund (interest rates ranged
   from 9% to 12%)                               -                177,862      177,862   (Note 2)        -

Barclays Global Investors
   Money Market Account                     14,834   units         14,834       14,834                1.00

Investments in Mutual Funds for Qualified
   Employee Benefit Plans Managed by
   Barclays Global Investors:
    S & P 500 Stock Fund                   104,840   units      1,233,421    1,668,009   (Note 2)    15.91
    Money Market Fund                      379,407   units        379,407      379,407   (Note 2)     1.00
    Bond Index Fund                         26,890   units        258,918      255,190   (note 2)     9.49
----------------------------------------------------------------------------------------------------------
                                                              $ 2,955,761    3,483,812
==========================================================================================================

Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) These investments are greater than 5% of assets available for benefits.

                                                                     Schedule II

                       CENTURY TELEPHONE ENTERPRISES, INC.
                     RETIREMENT SAVINGS PLAN FOR BARGAINING
                            UNIT EMPLOYEES AND TRUST

                 Item 27d - Schedule of Reportable Transactions

                      For the Year Ended December 31, 1996

                                                                                                          Current Value
                                                                                                           of Asset at
                                                                  Redemption                                 Date of
                                                      Purchase    or Selling  Lease   Expense   Cost of   Acquisition or     Net
     Description of Transaction                        Price        Price    Rental  Incurred    Asset     Disposition   Gain (Loss)
------------------------------------------------------------------------------------------------------------------------------------

                                                       (Note 2)
Category (3) - A series of transactions in excess of
----------------------------------------------------
  5% of beginning of period plan assets available
  -----------------------------------------------
  for benefits
  ------------

Investments in Century Common Stock
  (49 purchases, 26 sales)                           $ 238,945      109,708      -        -      91,714      (Note 3)       17,994
Investments in Mutual Funds for
  Qualified Employee Benefit Plans Managed
  by Global Investors Barclays:
    S & P 500 Stock Fund (54 purchases, 32 sales)      426,220      126,590      -        -      96,357      (Note 3)       30,233
    Money Market Fund (36 purchases, 21 sales)         120,498       88,222      -        -      88,222      (Note 3)            -
    Bond Index Fund (45 purchases, 7 sales)             98,097       51,836      -        -      52,708      (Note 3)         (872)


Notes: (1) The above data is based on information which has been certified as accurate and complete by the trustee, Barclays Global Investors. Barclays Global Investors sponsors these funds and, accordingly, is a party-in-interest. Additionally, Century Telephone Enterprises, Inc., as sponsor of the Plan, is considered a party-in-interest.

       (2) The purchase price denotes cost and current value of the security on the transaction date.

       (3) Current value is substantially the same as purchase price or selling price of the security on the transaction date.

                                    SIGNATURE




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                    Century Telephone Enterprises, Inc.
                                    Retirement Savings Plan For Bargaining
                                    Unit Employees and Trust



   June 27, 1997                    /S/ DAVID G. THIELS
                                    -------------------
                                    David G. Thiels
                                    Retirement Committee Member

                       CENTURY TELEPHONE ENTERPRISES, INC.
                   RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT
                               EMPLOYEES AND TRUST

                                Index to Exhibit



        Exhibit
        Number
-----------------------------------------------------------------------------

         23.1       Independent Auditors' Consent